1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

PHILIP T. HINKLE

philip.hinkle@dechert.com
+1 202 261 3460 Direct
+1 202 261 3050 Fax

June 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 Pearl Street, Suite 20-100

New York, NY 10004

Attn:	Ms. Mindy Rotter

Mr. Raymond Be

Re:	Sound Point Meridian Capital, Inc. Amendment No. 1 to Registration Statement on Form N-2 File Nos. 333-286054 and 811-23881

Dear Ms. Rotter and Mr. Be:

On behalf of Sound Point Meridian Capital, Inc. (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a call on June 12, 2025, between Mindy Rotter of the Staff, and Nicholas Chionchio and Theresa Hyatte of Dechert LLP, counsel to the Company, and a call on June 20, 2025, between Raymond Be of the Staff, and Philip Hinkle and Theresa Hyatte of Dechert LLP, relating to the Company’s Amendment No. 1 to the registration statement on Form N-2 filed with the SEC on June 11, 2025 (the “Amended Registration Statement”). The Company has considered your comments and has authorized us to make the responses and changes discussed below on its behalf.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Amendment No. 2 to the Amended Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Second Amended Registration Statement.”

1.	Comment: Please explain why the Financial Highlights are labeled “unaudited”, and how this presentation complies with Form N-2, Item 4, Instructions 2 and 8. In addition, please confirm in correspondence that the financial highlights section will be updated in a pre-effective amendment and provide an updated consent as well.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the Financial Highlights from the Second Amended Registration Statement and added information regarding its incorporation by reference to the Company’s amended Form N-CSR filed with the SEC on June 24, 2025. As discussed in response to comment 2 below, the Company has revised the Second Amended Registration Statement to incorporate by reference the audited financial statements for the fiscal year ended March 31, 2025 and the notes thereto, which includes the audited Financial Highlights table from the amended Form N-CSR.

June 25, 2025 Page 2

2.	Comment: Please provide the supporting documentation to the asset coverage per unit disclosed in the senior securities table. As part of the response, please explain why the asset coverage per unit is the same for both the Preferred Shares and the Revolving Credit Facility.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the senior securities table to conform to the specific calculation methodology prescribed by the instructions to Form N-2 in an amendment to the Company’s annual report on Form N-CSR filed with the SEC on June 24, 2025. Because the audited financial statements will be incorporated by reference to the amended Form N-CSR, the Company has added an updated link to that report in the Second Amended Registration Statement.

3.	Comment: With regard to the Purchase Agreement discussed at the bottom of page 6, please add disclosure where the material terms of the Purchase Agreement, including how pricing is set, can be found in the Company’s SEC filings.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure at the bottom of page 6 accordingly and added the Purchase Agreement to the Exhibit Index in the Second Amended Registration Statement.

*     *     *

The Company believes that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3460 if you wish to discuss this correspondence further.

Sincerely,

/s/ Philip T. Hinkle
Philip T. Hinkle

cc:	Philip T. Hinkle, Dechert LLP
Nicholas Chionchio, Dechert LLP
Steven B. Boehm, Eversheds Sutherland (US) LLP
Payam Siadatpour, Eversheds Sutherland (US) LLP
Mindy Rotter, Securities and Exchange Commission
Jaime Catalina, Securities and Exchange Commission
Raymond Be, Securities and Exchange Commission